UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-50790

CUSIP Number: M9763P108

(Check One)

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vuance Ltd.

Full Name of Registrant

Supercom Ltd.

Former Name if Applicable

Nolton House, 14 Shenkar Street, P.O.B 12190,

Address of Principal Executive Office (Street and Number)

Hertzliya Pituach 46725, Israel

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of a recent developments Vuance required additional time to make determinations as to their affect on Vuance financial statements and Form 20-F. Accordingly, Vuance was unable to file its Annual Report on Form 20-F in a timely manner without unreasonable effort and expense. Vuance anticipates filing its Annual Report on Form 20-F for the year ended December 31, 2011 within the regulatory fifteen-day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Arie Trabelsi	+972	9-889-0800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

On an unaudited basis we expect that: (i) revenues for the year 2011 will be approximately $7.9M an increase of approximately 7% compared to $7.4M revenues during 2010, (ii) net income for 2011 of approximately $1.0M, compared to approximately $2.0M net loss for 2010. The transfer from net loss during 2010 to net income during 2011, is partly due to a decrease in our operating expenses and due to an increase in capital gain on extinguishment of liabilities in 2011.

Vuance Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2012	By:	/s/ Arie Trabelsi
Name: Arie Trabelsi Title: Chairman of the Board of Directors